Mail Stop 3651

July 27, 2006

Brian D. Parrish
Chief Executive Officer
Inn of the Mountain Gods Resort and Casino
287 Carrizo Canyon Road
Mescalero, New Mexico 88340

      RE: Inn of the Mountain Gods Resort and Casino.
               Form 10-K for the Fiscal Year Ended April 30, 2005

               File No. 333-113140

Dear Mr. Parrish :

We have reviewed your response letter dated June 12, 2006, received on July 5, 2006, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2005

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page F-8

1. We note your response to our prior comment 3. Your referenced disclosure describes cash transactions as follows:

    *   Payment of $25.0 million liability settlement,
    * $10.5 million transfer from a restricted cash account described as "construction reserve" to what appears to be a non restricted cash account described as "construction disbursement account," and
    * $3 million cash transfer from a restricted account to an unrestricted cash account upon payment of the $25.0 million settlement amount

As it appears that the above items are cash transactions, it is unclear how your referenced disclosure and your response to our prior comment 3 has any relevance to what you describe in your statement of cash flow under the heading "Non-cash investing and financing activities" as a non-cash distribution to Mescalero Apache Tribe for $38.9 million. As previously requested in our prior comment 3, please explain why this transaction is not reflected in your consolidated statement of changes in equity on page F-6 and provide us with and disclosure in your financial statements a detailed description of the nature of this transaction. We may have further comments upon receipt of your response.

General

2. We note from your response to our prior comment 4 and your supplemental response letter dated July 12, 2006 that along with the compensated absence sick leave error of $1,000,000 you have also discovered additional errors for capital leases, depreciation, interest expense, and tax liabilities. In addition, you state that these errors are immaterial and that no financial statements restatement is necessary in the years affected; and that recording these adjustments in your current fiscal year ended April 30, 2006 would not be material to your financial statements as a whole. In this regard, please include in your financial statements to your Form 10-K for the fiscal year ended April 30, 2006, which will be filed in the future, a detail discussion for each error including, but not limited to the nature, amount, your basis for concluding that the amount is immaterial to the periods affected, and your basis for concluding that recording each error in your fiscal year ended April 30, 2006 financial statements will not have a material impact on the related financial statements. You should consider using tables to disclose each error and the effects each error would have had on each period presented in your balance sheets, statement of operations, statements of equity and statements of cash flows. Alternatively, restate your financial

statements presented in your Form 10-K for the fiscal year ended April 30, 2006 and provide the disclosures required by paragraph 37 of APBO No. 20. Furthermore, your auditors should consider revising their independent audit report to recognize the error correction through the addition of an explanatory paragraph pursuant to paragraph 12 of SAS AU Section 420. We may have further comments upon receipt of your response.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jeff Jaramillo at (202) 551-3212 or Linda Cvrkel, Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Lance Kintz, Chief Financial Officer
                    Bob Keim
                    (816) 960-0041